3 Waterway Square Place Suite 1000 The Woodlands, TX 77380 P: +1.281.297.0700 F: +1.281.362.5609

April 7, 2014

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Nexeo Solutions Holdings, LLC
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 16, 2013
File No. 333-179870-02

Ladies and Gentlemen:

Set forth below are the responses of Nexeo Solutions Holdings, LLC (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2014, with respect to Form 10-K for the Fiscal Year Ended September 30, 2013, File No. 333-179870-02, filed with the Commission on December 16, 2013 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 13

Our international sales and operations require access to international markets and subject to applicable laws relating to trade, export and import controls and economic sanctions ..., page 22

1.                                      You include disclosure about U.S. sanctions against Cuba, a country designated by the State Department as a state sponsor of terrorism and subject to U.S. asset and export controls. You disclose throughout the Form 10-K that you do business in the Middle East and Africa, regions that include Syria and Sudan. Those countries also are U.S.-designated state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria and Sudan, if any, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to or received from Cuba, Syria or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

RESPONSE:         The Company acknowledges the Staff’s comment and respectfully submits that the Company has not historically had, does not currently have and does not anticipate it will in the future have contact with Cuba, Syria or Sudan whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.

2.                                      Please discuss the materiality of your contacts with Cuba, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

RESPONSE:         The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described in response to Comment #1, the Company has no contacts with Cuba, Syria or Sudan.

3.                                      We note disclosure on page 12 about anti-terrorism facility standards for certain high risk chemical facilities, and we note that certain alcohols, glycols, hydrocarbons and ketones are listed on the Department of Commerce’s Commerce Control List because of anti-terrorism and/or national security reasons. Please tell us whether any contacts with Cuba, Syria and Sudan involve products or components that are dual use or have military applications.

RESPONSE:         The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described in response to Comment #1, the Company has no contacts with Cuba, Syria or Sudan.

4.                                      You state that you have not experienced penalties from the violation of export and sanctions laws that have materially impacted results of operations or cash flows in any of the periods presented in the Form 10-K. This statement implies that you may have experienced penalties from violations of these laws that did not materially impact your results of operations. Please clarify for us whether you have been subject to such penalties or otherwise have been found to have violated such laws.

RESPONSE:         The Company acknowledges the Staff’s comment and respectfully submits that the Company has not experienced any penalty relating to the violation of export or sanctions laws.  Effective December 1, 2013, the Company acquired 100% of the outstanding shares of Chemical Specialists and Development, Inc. (“CSD”), a chemical distribution company and provider of specialty chemicals, and two related businesses of CSD (collectively, the “CSD Acquisition”).  Through the course of the CSD Acquisition, the Company became aware of potential violations by CSD of the Arms Export Control Act (22 U.S.C. § 2778) and its implementing regulation, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130); and the Export Administration Act of 1979 as amended (50 U.S.C. app. §§ 2401-2420) and its implementing regulations the Export Administration Regulations (15 C.F.R. Parts 730-774).  On December 3, 2013, the Company voluntarily reported initial notifications of the potential violations to the Department of State Directorate of Defense Trade Controls (“DDTC”) and the Department of Commerce Bureau of Industry and Security (“BIS”), respectively.  The Company informed DDTC and BIS that it would be investigating the potential violations and would report the results of the investigation upon completion.  The investigation is ongoing and the Company intends to report the results as soon as they are available.

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Please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

Nexeo Solutions Holdings, LLC

By:	/s/ Ross J. Crane
Name:	Ross J. Crane
Title:	Executive Vice President and Chief Financial Officer

cc:	Pamela Long (Securities and Exchange Commission)
Michael B. Farnell, Jr. (Nexeo Solutions Holdings, LLC)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
David R. Johnson (Vinson & Elkins L.L.P.)